OMB APPROVAL

                                                       OMB NUMBER:  3235-0145
                                                       EXPIRES: OCTOBER 31, 1994
                                                       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER FORM  14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     APOLLO INTERNATIONAL OF DELAWARE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   037613-10-6
               --------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 OF 4 PAGES

------------------------                              -------------------------
CUSIP NO. 037613-10-6                 3G                  PAGE 2 OF 4 PAGES
------------------------                              -------------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FRANK J. MANCINI

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                       (b) [ ]
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   3    SEC USE ONLY


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   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
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                5   SOLE VOTING POWER
                      343,937

   NUMBER OF    ---------------------------------------------------------------
    SHARES      6   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           0
     EACH
   REPORTING    ---------------------------------------------------------------
    PERSON      7   SOLE DISPOSITIVE POWER
     WITH
                      343,937

               ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                      0

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   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          343,937

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.7%

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  12    TYPE OF REPORTING PERSON*

          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 037613-10-6                                         PAGE 3 OF 4 PAGES




      ITEM 1.

            Issuer:     Apollo International of Delaware, Inc.
                        6542 N. U.S. Highway 41, Suite 215
                        Apollo Beach, Florida 33572

      ITEM 2.

               This statement is being filed on behalf of Frank J. Mancini, whose business address is c/o Mancini Packing Co., 700 Magnolia Street, Zolfo Springs, Florida 32890. Mr. Mancini is a United States citizen.

               The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Apollo International of Delaware, Inc., a Delaware corporation (the "Company").

               The CUSIP number for the Company's Common Stock is: 037613-10-6.

      ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               Inapplicable.

      ITEM 4.  OWNERSHIP

               Mr. Mancini may be deemed to beneficially own 343,937 shares of the Company's Common Stock, representing approximately 9.66% of the Company's Common Stock. These shares include 155,394 shares of Common Stock that Mr. Mancini owns individually, and, 188,543 shares of Common Stock beneficially owned by Framan Company, a sole proprietorship owned solely by Mr. Mancini.

               Mr. Mancini may be deemed to have sole voting power and sole dispositive with respect to the 343,937 shares of Common Stock that he beneficially owns.

      ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Inapplicable.

      ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Inapplicable.

      ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Inapplicable.

      ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Inapplicable.

      ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Inapplicable.

      ITEM 10. CERTIFICATION

               Inapplicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  February 12, 1998.

                                          /s/ FRANK J. MANCINI
                                          --------------------
                                          FRANK J. MANCINI